UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-37360 CUSIP NUMBER: G04897 107

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR For the Transition Period Ended: _______ ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Atlantic Alliance Partnership Corp.

Full Name of Registrant

N/A

Former Name if Applicable

590 Madison Avenue

Address of Principal Executive Office (Street and Number)

New York, NY 10022

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2017 (“Form 10-Q”) by November 9, 2017. The Company requires additional time to gather information and finalize the Form 10-Q. The Company expects to file the Form 10-Q within the additional time allowed by this report.

PART IV -  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan Mitchell	(212)	409-2434
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒     No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 3, 2017, due to the Company’s inability to consummate a Business Combination within the time period required by its Amended Memorandum and Articles of Association, the Company redeemed all of its outstanding Public Shares, as disclosed in its Current Report on Form 8-K filed on October 31, 2017. The Company needs additional time to determine the impact of the redemption to be disclosed in the notes to the Condensed Financial Statements.

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ATLANTIC ALLIANCE PARTNERSHIP CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2017	By:	/s/ Jonathan Mitchell
Name: Jonathan Mitchell Title: Chief Financial Officer

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